Putnam Investments

100 Federal Street

Boston, MA 02110

December 15, 2020

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: DeCarlo McLaren

Re:	Comments on Post-Effective Amendment No. 40 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 41 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement on Form N-1A (File Nos. 333-117134 and 811-21598) (the “Registration Statement”) of Putnam Target Date Funds (formerly “Putnam RetirementReady Funds”) (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on October 19, 2020 (the “485(a) Amendment”), with respect to its series Putnam RetirementReady 2065 Fund (the “Fund”)

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically to Peter Fariel of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, and to James Forbes of Ropes & Gray LLP, counsel to the Funds, on behalf of the Staff of the Commission (the “Commission Staff”) on December 3, 2020 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 47 under the Securities Act and Amendment No. 48 under the Investment Company Act to the Registration Statement, expected to be filed with the Commission on or before January 4, 2021 for effectiveness on January 4, 2021 (the “485(b) Amendment”). References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

General Comment

1.	Comment: Please respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become automatically effective. Please finalize the Registration Statement filed with the 485(b) Amendment with all brackets removed and all material information provided. If a comment results in a change to the disclosure language, please include the revised disclosure in the letter. The Commission Staff notes that the Registrant is responsible for the adequacy and accuracy of the Registration Statement.
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Response: The Registrant confirms that it is responding to all comments via this correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become automatically effective. The Registrant also confirms that it will revise the Registration Statement filed with the 485(b) Amendment to remove all brackets and to provide all material information. The Registrant further confirms that if a comment results in a change to the disclosure language it will include the revised disclosure in this letter. The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the Registration Statement.

Prospectus

Fund summary – Investments

2.	Comment: Under the heading “Investments,” in the table showing the Fund’s and each other Putnam RetirementReady Fund’s approximate allocations to each asset class and underlying fund, please use bold font for the column showing the Fund’s approximate allocations.

Response: The requested change has been made.

Fund summary – Risks

3.	Comment: Please consider adding a heading for each risk factor discussed under the heading “Risks” in light of the plain English requirements of Rule 421(d) under the Securities Act.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Fund’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A and the plain English requirements of Rule 421 under the Securities Act.

4.	Comment: In the tenth paragraph under the heading “Risks,” please consider adding a definition or description of the term “REITs.”

Response: The requested change has been made. The tenth paragraph under the heading “Risks” has been revised as follows (new language denoted by underline and deleted language denoted by ~~strike-through~~):

Real estate investment trusts (REITs), which pool investors’ funds for investment primarily in income-producing real estate properties or real estate-related loans (such as mortgages), are subject to the risks ~~of~~ associated with owning, operating, and financing real estate, including economic downturns that have an adverse impact on real estate markets.

5.	Comment: Please review the risk disclosure relating to derivatives and confirm that the discussion appropriately reflects the specific types of derivative instruments each underlying fund is expected to make as part of its principal investment strategies and the risks associated with investments in those instruments.
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Response: The risk disclosure relating to derivatives will be revised as follows in connection with the 485(b) Amendment (new language denoted by underline and deleted language denoted by ~~strike-through)~~:

Each underlying fund, except Putnam Government Money Market Fund, may use derivatives, such as futures, options, certain foreign currency transactions, warrants and swap contracts, for both hedging and investment purposes. Putnam Fixed Income Absolute Return Fund and Putnam Multi-Asset Absolute Return Fund intend to use derivatives to increase investment exposure, which is an important component of the funds’ investment strategies. ~~An underlying fund’s use of leverage obtained through~~ Underlying funds that use derivatives ~~increases the risk of investing in the underlying fund by increasing~~ to increase investment exposure are riskier than underlying funds that do not employ investment leverage. The value of derivatives may move in unexpected ways and may result in increased volatility. Derivatives also involve the risk, in the case of many over-the-counter instruments, ~~of the potential inability~~ that an underlying fund may be unable to terminate or sell derivatives positions when it wants to and that ~~the potential failure of~~ the other party to the instrument may fail to meet its obligations.

The Registrant believes that the disclosure, as revised, appropriately reflects the specific types of instruments each underlying fund is expected to make as part of its principal investment strategies and the risks associated with investments in those instruments.

Fund summary – Your fund’s management

6.	Comment: Under the heading “Portfolio managers,” please consider disclosing the month (in addition to the year) that each of the Fund’s portfolio managers assumed responsibility for the Fund’s investments.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure, which provides the year that each portfolio manager assumed responsibility for the Fund’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

Who oversees and manages the fund?

7.	Comment: The fourth paragraph under the heading “The fund’s investment manager” states that Putnam Investment Management, LLC (“Putnam Management”) has retained its affiliate Putnam Investments Limited (“PIL”) to make investment decisions for such fund assets as may be designated for its management by Putnam Management from time to time but that PIL is not currently managing any fund assets. Please confirm supplementally whether, before any fund assets are designated for PIL’s management by Putnam Management, the Registrant will supplement the Fund’s prospectus to reflect that designation.

Response: The Registrant confirms that, before any fund assets are designated for PIL’s management by Putnam Management, the Registrant will supplement the Fund’s prospectus to reflect that designation.

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Part C

Item 28. Exhibits

8.	Comment: For each exhibit listed in Item 28 that is incorporated by reference to a previous filing, please include the Securities Act filing number of the registrant with respect to that filing.

Response: The requested change has been made.

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I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0023. Thank you for your assistance.

Very truly yours,

/s/ Peter Fariel

Peter Fariel

Associate General Counsel

Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP

     James M. Forbes, Esq., Ropes & Gray LLP

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